EXHIBIT 6

The To announce the possible financial impact of first adoption of IFRSs on the consolidated financial statements as of January 1, 2012

Date of events: 2012/04/29

Contents:

1.Date of occurrence of the event:2012/04/27

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: To announce the possible financial impact of first adoption of International Financial Reporting Standards (IFRSs) on the consolidated financial statements as of January 1, 2012.

6.Countermeasures: (1) Date of the board of directors resolution: 2012/4/27. (2) Date of preparation of the financial statements for adoption of IFRSs: 2013/1/1. (3) The main contents of the plan, anticipated schedule and status of execution: Detailed in Note 35 to the consolidated financial statements of Chunghwa Telecom and its subsidiaries (the Company) for the three months ended March 31, 2012. (4) As of March 31, 2012, the Company had assessed the material differences, shown below, between the existing accounting policies and the accounting policies to be adopted under IFRSs, and the impacts of these main differences: Detailed in Note 35 to the consolidated financial statements for the three months ended March 31, 2012. a. Deemed costs of property, plant and equipment The Company elected to apply the optional exemption in IFRS 1. The management measured land (classified as property, plant and equipment and investment property under IFRSs) at its revalued amount which was determined under ROC GAAP as deemed costs.  On January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as shareholders’ equity) to retained earnings and the amount was NT$5,762,753 thousand. b. Income tax Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRSs as of January 1, 2012 are as follows: deferred income tax assets were increased by NT$596,271 thousand; retained earnings were increased by NT$587,418 thousand; noncontrolling interest were increased by NT$8,853 thousand. c. Employee benefits Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18 “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost. After the transition to IFRSs, transitional rules in IAS 19 “Employee Benefits” did not apply, so the related affected amounts of net transaction obligation should be recognized at once and adjusted to retain earnings. Further, under ROC GAAP, pension gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants.  However, under IFRSs, the Company elected to recognize pension gains (losses) resulting from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted. As of January 1, 2012, other liabilities were increased by NT$1,549,205 thousand; noncurrent assets were decreased by NT$14,524 thousand; retained earnings were decreased by NT$1,512,034 thousand; unrecognized net losses of pension were decreased by NT$215 thousand; noncontrolling interests were decreased by NT$51,910 thousand. Further, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the related regulations. After privatization, the pension obligations of retained employees that were civil employees and entitled to receive future monthly pension payments based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government. The settlement impact upon privatization of $20,648,078 thousand calculated according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital- privatization at the date of transition to IFRSs. (5) Possible affected accounting accounts and balances in accounting policies differences between ROC GAAP and IFRSs: Due to the impact of the transition to IFRSs from consolidated financial statements previously prepared in accordance with ROC GAAP mentioned in paragraph (4) on the Company’s equity as of January 1, 2012, retained earnings was decreased by NT$18,050,922 thousand; paid-in capital was increased by NT$20,621,248 thousand; unrealized revaluation increment reduced by NT$5,762,753 thousand; total shareholders’ equity was decreased by 0.86% (NT$3,200,558 thousand); shareholders ‘ equity per share was decreased by NT$0.41. (6) Except that the defined benefit pension obligation was adjusted based on the actuarial valuation report, the Company had made the assessment on the material differences. The possible affected accounting accounts and balances in accounting policies differences between ROC GAAP and IFRSs mentioned above included in the consolidated financial statements for the three months ended March 31, 2012, were reviewed by Deloitte & Touche, the independent registered public accounting firm. In their opinion, these information, in all material respects, were in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and IFRSs validated by Financial Supervisory Commission (FSC). (7) The Company has prepared the above assessments in compliance with the IFRSs validated by FSC.  These assessments may be changed as the FSC may issue new rules governing the adoption of IFRSs, and as other laws and regulations may be amended to comply with the adoption of IFRSs. Actual results may differ from these assessments.

7.Any other matters that need to be specified: None